Exhibit X

Consent of Independent Auditors

The Board of Directors

Nordic Investment Bank

We consent to the incorporation by reference in the registration statement (No. 333-250159) on Schedule B of Nordic Investment Bank of our report dated 13 August 2024, with respect to the statement of financial position of Nordic Investment Bank as of 30 June 2024 and the related statement of comprehensive income, statement of changes in equity and cash flow statement for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes to the interim financial report, which report appears in this Amendment No. 2 to the 31 December 2023 Annual Report on Form 18-K/A.

/s/ Terhi Mäkinen	/s/ Mona Alfredsson

Terhi Mäkinen	Mona Alfredsson

Authorized Public Accountant	Authorized Public Accountant

Ernst & Young Oy	Ernst & Young AB

Korkeavuorenkatu 32-34	Hamngatan 26
FIN-00130 Helsinki, Finland	SE-103 99 Stockholm, Sweden

14 August 2024